1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Matthew Barsamian matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3333 Fax

June 24, 2025

VIA EDGAR

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pomona Investment Fund (the “Fund”)
(File Nos. 333-286942; 811-22990)

Dear Mr. Bellacicco:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically, relating to the registration statement (the “Registration Statement”) on Form N-2 of Pomona Investment Fund (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 25 of the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on May 2, 2025. Undefined capitalized terms used below have the same meaning as given in the Registration Statement. The responses below will be incorporated in an amendment to the Fund’s registration statement on Form N-2 to be filed pursuant to Rule 486(b) under the Securities Act (the “Amendment”).

LEGAL:

1.	Comment: The Staff noted that in prior N-2 filings, the Fund offered Class M2 Shares. Please supplementally explain why the Fund is not registering additional M2 Shares.

Response: The Fund no longer offers Class M2 Shares. As of the date of the most recent post-effective amendment to the Fund’s existing registration statement, existing shareholders of Class M2 Shares have exchanged their shares for Class I Shares.

Mr. Christopher Bellacicco June 24, 2025 Page 2

2.	Comment: Please disclose the following statement on the cover of the Prospectus: An investor will pay a sales load of up to [ ]% and offering expenses up to [ ]% on the amount it invests. If you pay the maximum aggregate [ ]% for sales load and offering expenses, you must experience a total return on your net investment of [ ]% in order to recover these expenses.

Response: The Fund will revise the disclosure on the cover of the Prospectus to include the following:

An investor will pay a sales load of up to 3% and offering expenses up to 0.01% on the amount it invests. If you pay the maximum aggregate 3.01% for sales load and offering expenses, you must experience a total return on your net investment of 3.1% in order to recover these expenses.

3.	Comment: Rule 14(e)(8) under the Exchange Act prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the registration statement to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objective and potential tax consequences to investors. We believe that specific procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open and when payment will be made, are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

Response: The Fund respectfully acknowledges the Staff’s comment and will remove disclosure regarding the specific procedures that the Fund intends to follow at the time it makes a tender offer in the Amendment.

4.	Comment: In the Financial Highlights section of the Prospectus, please confirm that the reference to the annual report will include a hyperlink.

Response: The Fund confirms that the reference to the annual report in the Financial Highlights section of the Prospectus in the Amendment will include a hyperlink to the most recently filed annual shareholder report.

5.	Comment: Forwards do not appear to be discussed in the Fund’s strategy. Please revise the strategy to include the discussion of forward contracts, including non-deliverable forwards.

Response: The Fund will add the following disclosure in the Investment Program section of the Prospectus:

The Fund may enter into foreign currency forward contracts to manage foreign exchange rate risk. These contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date may be entered into as a hedge against either specific transactions or portfolio positions. The objective of the Fund’s foreign currency hedging transactions is to reduce the risk that the U.S. Dollar value of the Fund’s foreign currency denominated investments will decline due to changes in foreign currency exchange rates.

Mr. Christopher Bellacicco June 24, 2025 Page 3

6.	Comment: Please disclose, in an appropriate location in the Prospectus, the provision in Section 9.9 of the Amended and Restated Agreement and Declaration of Trust requiring shareholders to make a pre-suit demand upon the Trustees and that the Trustees be afforded a reasonable amount of time to consider such requests.

Response: The Fund will revise the Prospectus to include the requested pre-suit demand disclosure in the Amendment.

ACCOUNTING:

7.	Comment: The Staff notes that the registration statement is missing critical financial information, including a completed fee table, expense example, and audited financial statements with the accompanying consent from the registered public accountant. The Staff may have further comments on these missing portions when you complete them.

Response: The Fund’s completed fee table is provided below. The Fund will include the completed fee table as well as a completed expense example and audited financial statements with the accompanying consent from the registered public accountant in the Amendment.

Mr. Christopher Bellacicco June 24, 2025 Page 4

	Class A Shares	Class I Shares
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Load (percentage of purchase amount) [1]	3.00%	None
Maximum Early Repurchase Fee[2]	2.00%	2.00%

ANNUAL EXPENSES (as a percentage of net assets attributable to Shareholders)[1]
Management Fee	1.65%	1.65%
Distribution and Servicing Fee	0.55%	0.00%
Other Expenses[3]	0.57%	0.57%
Other Class Specific Expenses	0.01%	0.02%
Commitment Fees	0.06%	0.06%
Recoupment of Previously Waived Fees or Reimbursed Expenses[4]	0.00%	0.00%
Total Other Expenses	0.64%	0.65%
Interest Expense on Borrowings	0.20%	0.20%
Acquired Fund Fees and Expenses[5]	0.89%	0.89%
Total Annual Fund Operating Expenses	3.93%	3.38%

1	Generally, the minimum initial investment by an investor in the Fund is $25,000, which minimum may be reduced for certain investors. Investors purchasing Class A Shares may be charged a sales load of up to 3.0% of the Investor’s subscription. The table assumes the maximum sales load is charged. Investments will be subject to a sales load in the amounts set forth below:

Investment Amount	Sales Load
Less than $99,999	3.0%
$100,000 - $249,999	2.0%
$250,000 - $999,999	1.5%
$1,000,000 - $4,999,999	1.0%
$5,000,000 and above	0.0%

The Distributor and/or a Selling Agent may, in its discretion, waive the sales load for certain investors. See “Purchase Terms” and “Plan of Distribution”.

Certain financial intermediaries may apply different sales load waivers, discounts and/or breakpoints. See “Appendix – Financial Intermediary-Specific Sales Load Waivers and Discounts”.

Mr. Christopher Bellacicco June 24, 2025 Page 5

2	A 2% Early Repurchase Fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the one-year anniversary of the Shareholder’s purchase of Shares. Shares tendered for repurchase and subject to the Early Repurchase Fee will be treated as having been repurchased on a “first-in, first-out” basis. Any Early Repurchase Fee charged to Shareholders will be retained by the Fund and will benefit the Fund’s remaining Shareholders.

3	Includes amounts paid under an Administration Agreement between the Fund and Pomona under which the Fund pays the Administrator the quarterly Administration Fee of 0.0625% (0.25% on an annualized basis) of the Fund’s quarter-end net asset value. Includes amounts paid under a Sub-Administration Agreement between the Fund and Colmore, Inc. under which the Fund pays the Sub-Administrator a quarterly fee calculated based upon the ending net assets of the Fund, subject to a minimum annual fee, and will reimburse certain of the Sub-Administrator’s out-of-pocket expenses incurred at the Sub-Administrator’s cost. Includes amounts of certain of the Administrator’s and Sub-Administrator’s expenses which are expected to be reimbursed by the Fund under the Administration Agreement and Sub-Administration Agreement. In addition, the payment of expenses of issuance and distribution and ongoing offering costs will immediately reduce the net asset value of each Share purchased in this offering. The Fund’s “Other Expenses” have been estimated based on the amounts incurred in the prior fiscal year to reflect amounts expected to be incurred during the current fiscal year.

4	Reflects amounts recouped by the Adviser in accordance with the Amended and Restated Expense Limitation and Reimbursement Agreement between the Fund and the Adviser. The Expense Limitation and Reimbursement Agreement between the Adviser and the Fund will be in effect through September 30, 2026 to limit the amount of the Fund’s aggregate quarterly ordinary operating expenses, excluding certain “Specified Expenses” listed below, borne by the Fund during the Limitation Period, to an amount not to exceed 0.50% on an annualized basis of the Fund’s quarter-end net assets (the “Expense Cap”). “Specified Expenses” that are not covered by the Expense Limitation and Reimbursement Agreement include: (i) the Management Fee; (ii) all fees and expenses of Investment Funds and direct investments in which the Fund invests (including all Acquired Fund Fees and Expenses); (iii) transactional costs, including legal costs and brokerage commissions, associated with the acquisition and disposition of secondaries, primaries, direct investments, ETFs and other investments; (iv) interest payments incurred on borrowing by the Fund; (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (vi) the Administration Fee; (vii) the Distribution and Servicing Fee, as applicable; (viii) taxes; and (ix) extraordinary expenses (expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence). The amounts included in the table above reflect Specified Expenses, other than the Management Fee, Acquired Fund Fees and Expenses. To the extent that the Fund’s aggregate quarterly ordinary operating expenses, exclusive of the Specified Expenses for any quarter exceed the Expense Cap the Adviser will waive its fees and/or reimburse the Fund for expenses to the extent necessary to eliminate such excess. To the extent that the Adviser waives fees or reimburses expenses, it is permitted to recoup any amounts waived and expense amounts previously paid or borne by the Adviser, for a period not to exceed three years from the quarter in which such fees were waived or expenses were borne by the Adviser, even if such reimbursement occurs after the termination of the Limitation Period, provided that (i) the Fund’s aggregate quarterly ordinary operating expenses for the quarter in which such reimbursement is sought, not including Specified Expenses, have fallen to a level below the Expense Cap that was in effect during the quarter in which the fees were waived or expenses were borne by the Adviser; and (ii) the amount of such recoupment, together with the Fund’s aggregate quarterly ordinary operating expenses for the quarter in which such reimbursement is sought, not including Specified Expenses, does not exceed any Expense Cap in place at that time.

Mr. Christopher Bellacicco June 24, 2025 Page 6

5	Includes fees and expenses of Investment Funds in which the Fund invests. Some or all of the Investment Funds in which the Fund will invest charge carried interests, incentive fees or allocations based on the Investment Funds’ performance. The Investment Funds in which the Fund will invest generally charge a management fee of 1.00% to 2.00%, and approximately 20% of net profits as a carried interest allocation. The “Acquired Fund Fees and Expenses” disclosed above are based on the actual fees and expenses of the Investment Funds in which the Fund was invested for the period ended December 31, 2024, which may change substantially over time and, therefore, significantly affect “Acquired Fund Fees and Expenses”. The amounts shown as “Acquired Fund Fees and Expenses” reflects operating expenses of the Investment Funds and transaction-related fees. The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance-based fees or allocations paid by the Investment Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Investment Funds.

6	Annual Net Expenses include expenses excluded from the Fund’s Expense Limitation and Reimbursement Agreement.

8.	Comment: Please explain why no disclosure is included in the filing describing the operation of the Fund’s wholly-owned subsidiary, Pomona Investment Fund LLC, in connection with the Fund’s revolving credit agreement. Note that the Staff may have additional comments.

Response: The Fund respectfully notes that the Fund’s wholly-owned subsidiary exists solely for the purpose of holding certain investments that are pledged under the Fund’s credit facility and has no other operations. The Fund will include the following disclosure in the Amendment:

In connection with the Fund’s revolving credit agreement, Pomona Investment Fund LLC was organized as a Delaware limited liability company and is a wholly-owned subsidiary of the Fund (the “Subsidiary”). All or a portion of the private equity investments held by the Subsidiary are indirectly pledged as collateral in connection with the Fund’s revolving credit agreement.

Mr. Christopher Bellacicco June 24, 2025 Page 7

9.	Comment: In the section discussing private equity strategies and secondary investments on page 40 of the Prospectus, please add disclosure addressing accounting and performance impacts of each recognition of “day one bands” subsequent to the acquisition of secondaries at a discount if, at the next net asset valuation (“NAV”) measurement date, the investment’s fair value will be determined using NAV as a practical expedient.

Response: The Fund will add disclosure to the section of the Prospectus referenced by the Staff noting the impact of the Fund’s strategy to acquire secondaries at a discount to the Adviser’s assessment of their fair valuation in light of the Fund’s use of the practical expedient for calculating the fair value of its portfolio investments in accordance with its Valuation Procedures and relevant accounting guidance. In this regard, the disclosure will note that the carrying value of such an investment by the Fund may not accurately reflect the amount the Fund could realize upon disposition of the asset and is not expected to reflect the Fund’s cost to purchase the asset if it was acquired at a discount to the net asset value reported by the underlying private equity fund or its investment manager.

10.	Comment: In correspondence, please describe the operation of private secondary markets on which the Fund typically acquires and sells investments. In your response, specifically highlight if there are bids or asks associated with particular investments and if such investments’ prices are regularly published.

Response: The Fund sources secondary investment opportunities through a variety of channels, including intermediaries, directly from sellers, sponsors and established relationships with limited partners. Secondaries are typically acquired in privately negotiated transactions as there is no established market for secondaries. When purchasing a secondary, the buyer will agree to purchase an investor’s existing limited partnership position in a fund or portfolio of funds, typically at a discount to net asset value. While intermediaries may provide indicative pricing, such information is neither comprehensive nor publicly disclosed.

In many cases, intermediaries run structured, competitive sale processes where multiple buyers submit bids, often over one or more rounds. The seller retains full discretion in selecting the counterparty and may prioritize not only price but also certainty of execution, speed to close, and relationship considerations. Due diligence on the underlying portfolios informs the Fund’s view on value and pricing. Since valuations are not publicly reported or regularly marked to market, portfolio prices are determined separately by each bidder on a case by case, based on fund quality, asset composition, liquidity profile, and broader market conditions.

*            *            *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3392 if you wish to discuss this correspondence further.

Sincerely,

/s/ Matthew Barsamian

Matthew Barsamian

cc:	Frances Janis, Pomona Investment Fund
William Bielefeld, Dechert LLP